[redacted]

04016645

VF 8-11-04

AA 8-10-2004

OMB APPROVAL	
OMB Number:	3235-0511
Expires:	December 31, 1999
Estimated average burden	
Hours per response:	2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17714

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THOMAS J. RYAN INVESTMENT BROKERS, INC.
([redacted])

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 EAST BROWARD BOULEVARD, SUITE 201
(No. and Street)

FORT LAUDERDALE (City) FL (State) 33301 (Zip Code)

AUG 06 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS J. RYAN III (954) 761-8595
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE (Address) POMPANO BEACH (City) Florida (State) 33060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)

Ahearn
Jasco +
Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thomas J. Ryan Investment Brokers, Inc.

We have audited the accompanying statement of financial condition of Thomas J. Ryan Investment Brokers, Inc. (the "Company") as of December 31, 2003, and the related statements of operations, changes in stockholder's deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas J. Ryan Investment Brokers, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the foregoing table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As more fully explained in Note 4, the Company has a net capital deficiency as of December 31, 2003 and is delinquent in its annual filing requirement. No accrual has been made in the accompanying financial statements for the cost of actions, if any, that may be taken by the regulatory authorities against the Company for its non-compliance during this period.

Ahearn, Jasco + Company, P.A.
AHEARN, JASCO & COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
March 22, 2004

THOMAS J. RYAN INVESTMENT BROKERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS:		
Cash	$	11,955
Fees receivable		9,757
Certificate of deposit		1,015
Prepaid expenses		6,297
TOTAL	$	29,024

LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	5,397
Deferred revenue		33,647
TOTAL CURRENT LIABILITIES		39,044
STOCKHOLDER'S DEFICIT:		
Common stock, $1 par value; 7,500 shares authorized, issued and outstanding		7,500
Stock subscription receivable		(5,900)
Deficit		(11,620)
TOTAL STOCKHOLDER'S DEFICIT		(10,020)
TOTAL	$	29,024

The accompanying notes should be read with these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Thomas J. Ryan Investment Brokers, Inc. (the "Company") was incorporated in the State of Florida on August 28, 2002 and operates as a registered securities broker/dealer under the rules of the National Association of Securities Dealers ("NASD").

During the year ended December 31, 2003, the Company's revenues were solely from its investment banking activities. The Company had no retail customers, and therefore, it had no customer accounts for which it needed to operate on a fully disclosed basis.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking Revenues

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded at the offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the amount of income is reasonably determinable and collectible.

The Company has a concentration of revenues in the year 2003, as substantially all activities were with three investment banking clients.

Income Taxes

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred taxes are provided on a liability method whereby deferred tax assets and deferred tax liabilities are recognized for temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

Cash, certificate of deposit, prepaid expenses, accounts payable and accrued liabilities are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Statement of Comprehensive Income

In accordance with SFAS No. 130, "Reporting Comprehensive Income", the Company is required to report its comprehensive income. A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as net income for the period presented herein.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had a net capital deficiency of $16,332, which was deficit in the amount of $21,332 of its required net capital of $5,000.

NOTE 3. INCOME TAXES

The income tax benefit for the year ended December 31, 2003 consists of currently refundable taxes of $2,882 as a result of the carryback of the current year net loss. The Company is also due a refund of $2,920 representing the estimated payments made during the current year for a potential tax liability. These amounts are included in prepaid expenses in the accompanying statement of financial condition. There are no significant deferred tax assets or liabilities at December 31, 2003.

NOTE 4. CONTINGENCY

As described in Note 2, the Company has a net capital deficiency as of December 31, 2003 in the amount of $21,332. The SEC and NASD may assess fines and penalties against the Company for not maintaining its minimum net capital of $5,000. Also, the Company is delinquent it its filing of its annual audited financial statements with the SEC and NASD. The Company has sixty days following year end to file its annual audited financial statements. No accrual has been made in the accompanying financial statements for the cost of actions, if any, that may be taken by the SEC and NASD against the Company for its non-compliance during this period.